12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
FOIA CONFIDENTIAL TREATMENT REQUEST The entity requesting confidential treatment is:	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Gossamer Bio, Inc.

3013 Science Park Road, Suite 200

San Diego, CA 92121

Attn: Sheila Gujrathi, M.D., President and Chief Executive Officer

December 26, 2018

VIA EDGAR and HAND DELIVERY

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gossamer Bio, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-228984)

Dear Ms. Breslin:

Rule 83 Confidential Treatment Requested by Gossamer Bio, Inc.

This letter is furnished supplementally on behalf of Gossamer Bio, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

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of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 20% of the low end of the range, unless otherwise approved by the Staff.

Recent Stock Option Grants

The Company’s most recent grants of stock options are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares	Reassessed Fair Market Value of Shares
May 21, 2018	7,791,500	$0.58	$0.58	N/A
June 25, 2018	200,000	$0.58	$0.58	N/A
August 23, 2018	896,000	$1.02	$1.02	$2.14	[1]
August 27, 2018	160,000	$1.02	$1.02	$2.14	[1]
August 28, 2018	140,000	$1.02	$1.02	$2.14	[1]
August 29, 2018	260,000	$1.02	$1.02	$2.14	[1]
September 10, 2018	140,000	$1.02	$1.02	$2.14	[1]
December 4, 2018	3,675,000	$2.38	$2.38	N/A
December 10, 2018	7,298,000	$2.38	$2.38	N/A
December 14, 2018	2,585,900	$2.38	$2.38	N/A

[1]	The Reassessed Fair Market Value Price represents a retrospective revaluation as further discussed below.

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 88-90 of the Registration Statement.

From its initial option grants in May 2018 through July 2018, the Company utilized a hybrid (the “Hybrid Backsolve”) of the option-pricing method (“OPM”) backsolve method and a guideline transaction method with current value method (“CVM”) allocation, which are accepted valuation methods under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM treats a Company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction. The CVM allocates the enterprise value based on an assumed forced asset sale at a future date and the corresponding allocation of proceeds based

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

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FOIA CONFIDENTIAL TREATMENT REQUEST

on the rights and preferences of each class of equity. The valuations assigned a relative weighting to each of the OPM backsolve and asset sale scenarios, based on the likelihood that the Company would be able to successfully advance its development programs to the next development stage with its current capital resources. The Hybrid Backsolve method is used in order to accurately capture the potential downside risk of the Company’s clinical stage assets. The Board of Directors and an independent third-party valuation firm determined that the Hybrid Backsolve method was the appropriate method for the Company’s valuations given the proximity to the arm’s length Series A and Series B convertible preferred stock financings in January and July 2018, respectively, as well as the early stage of the Company’s development programs. The January 2018 financing was led by several new third-party investors in which the Company sold Series A convertible preferred stock at a price of $1.75 per share raising net proceeds of $80.0 million, which purchase price was determined in negotiations with such new investors. The July 2018 financing was again led by a new third-party investor and included several other new third-party investors, in which the Company sold Series B convertible preferred stock at a price of $3.2167 per share raising net proceeds of $230.0 million, which purchase price was determined in negotiations with such new investors. After estimating the Company’s total equity value based on the sale price of the Company’s Series A convertible preferred stock and Company’s Series B convertible preferred stock, respectively, that value was allocated to the various classes of the Company’s equity using the OPM. Given the amount of convertible preferred stock proceeds raised by the Company and the very early stage of the Company’s development programs, the guideline transaction method with CVM allocation resulted in no return to the common stock given the liquidation preferences of the convertible preferred stock were in excess of the estimated overall company equity value.

Beginning in November 2018, the Company utilized a hybrid of the probability-weighted expected return method (“PWERM”) and OPM for determining the fair value of its common stock. Estimates regarding potential future liquidity outcomes were considered reasonable following the completion of an organizational meeting for the Company’s initial public offering (the “IPO”) held on September 24, 2018, as well as consideration for the Company’s continued progress in its GB001 development program, for which the Company commenced a Phase 2b clinical trial in October 2018. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering all of the possible outcomes available to the Company, as well as the economic and control rights of each share class. The Company considered two future event scenarios in the PWERM model: an IPO and an alternative exit (an immediate stay private scenario with an ultimate exit). The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. The Company used the OPM to allocate value in the alternative exit scenario and used the fully-diluted shares outstanding to allocate value in the IPO scenario. In addition, given the proximity of the August and September 2018 option grants to the September 24, 2018 IPO organizational meeting, the Company conducted a retrospective valuation as of September 1, 2018 using this same hybrid valuation methodology and applied such valuation to the August and September 2018 option grants.

The Company’s Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

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FOIA CONFIDENTIAL TREATMENT REQUEST

consideration to independent third-party valuation reports. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

Grant Date Fair Value Determinations

May 21, 2018 and June 25, 2018 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $0.58 per share as of May 21, 2018 and June 25, 2018, after considering a valuation report from an independent third-party valuation firm as of January 10, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

As discussed above, the January 10, 2018 valuation used the Hybrid Backsolve method. The relative weighting used in this valuation was [* * *]% for the OPM backsolve method and [* * *]% for the asset sale scenario, given the Company’s capital resources following the Series A financing and cash burn forecast, as well as the current stage of the Company’s development programs (after a review of industry clinical development success rates). The CVM method resulted in no return to the common stock given the liquidation preferences of the convertible preferred stock were in excess of the estimated value. Under the backsolve method, the Company estimated the average time to all of the potential liquidation events was [* * *] years based on management’s best estimates. After applying a [* * *]% discount for lack of marketability (“DLOM”) based on the Finnerty Put Option Analysis, the resulting fair value of common stock was $0.58 per share on a non-marketable basis.

August and September 2018 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $1.02 per share as of August 23, 2018, August 27, 2018, August 28, 2018, August 29, 2018, September 4, 2018 and September 10, 2018, after considering a valuation report from an independent third-party valuation firm as of July 20, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

In the July 20, 2018 valuation, the relative weighting used was [* * *]% for the OPM backsolve method and [* * *]% for the asset sale scenario. The increase in weighting to the OPM backsolve method was the result of the Company raising an additional $230.0 million in its Series B convertible preferred stock financing and such funds providing additional cash runway to continue advancing the Company’s clinical development programs, as well as progress that had been made in such programs. Similar to the previous valuation, the CVM method resulted in no return to the common stock given the liquidation preferences of the convertible preferred stock were in excess of the Company’s estimated value. Under the backsolve method, the Company estimated the average time to all of the potential liquidation events was [* * *] years based on management’s best estimates. After applying a [* * *]% discount for lack of marketability (“DLOM”) based on the Finnerty Put Option Analysis approach, the resulting fair value of common

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

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FOIA CONFIDENTIAL TREATMENT REQUEST

stock was $1.02 per share on a non-marketable basis. The Company subsequently reexamined the deemed fair value of its common stock associated with stock options granted in August and September 2018 as discussed below under the heading “—September 2018 Retrospective Fair Value Determination.”

September 2018 Retrospective Fair Value Determination

In November 2018, given that the Company had conducted its organizational meeting for an IPO in September 2018, the Company determined to retrospectively re-assess the estimated fair value of its common stock as of September 1, 2018 using the hybrid method, after considering a valuation report from an independent third-party valuation firm as of such date (the “September 2018 Retrospective Valuation”). As discussed above, the September 1, 2018 valuation analysis was performed using the hybrid method, and established the following scenarios and relative weightings and values, as estimates regarding potential future liquidity outcomes were considered reasonable, given the progress that the Company had made towards the completion of an IPO or an alternative exit.

Scenario	Per Share Value		Assigned Weight		DLOM*		Weighted Value Per Share
IPO	$	[* * *]	[* * *]	%	[* * *]	%	$	[* * *]
Alternative Exit	$	[* * *]	[* * *]	%	[* * *]	%	$	[* * *]
Concluded Fair Value								$2.14

*	The DLOM was based on the Finnerty Put Option Analysis.

Following the completion of the September 2018 Retrospective Valuation in November 2018, the Company reexamined the deemed fair value of its common stock associated with stock options granted on in August and September 2018. The Company did not reexamine the deemed fair value of its common stock associated with stock options granted prior to August 23, 2018 because at the time such stock options were granted, the Company had not yet completed its Series B convertible preferred stock financing, which occurred in July 2018. As a result, at the time of the stock options granted prior to August 23, 2018, the Company’s invested capital and the probability of an IPO were substantially lower. In addition, from August 23, 2018 to September 10, 2018, the Company’s operations and the market remained relatively stable with no material intervening events. As a result and in light of the September 2018 Retrospective Valuation, the Company determined that the deemed fair value of the Company’s common stock was $2.14 for purposes of calculated stock based compensation as of August 23, 2018, August 27, 2018, August 28, 2018, August 29, 2018 and September 10, 2018.

December 2018 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

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value of its common stock to be $2.38 per share as of December 4, 2018, December 10, 2018 and December 14, 2018, after considering a valuation report from an independent third-party valuation firm as of November 30, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

As discussed above, the November 30, 2018 valuation analysis was performed using the hybrid method, to establish the following scenarios and relative weightings and values, as estimates regarding potential future liquidity outcomes were considered reasonable given the Company’s organizational meeting for an IPO and progress towards the completion of an IPO or an alternative exit.

Scenario	Per Share Value		Assigned Weight		DLOM*		Weighted Value Per Share
IPO	$	[* * *]	[* * *]	%	[* * *]	%	$	[* * *]
Alternative Exit	$	[* * *]	[* * *]	%	[* * *]	%	$	[* * *]
Concluded Fair Value								$2.38

*	The DLOM was based on the Finnerty Put Option Analysis.

In determining the estimated enterprise value for the alternative exit scenario, the Company applied the OPM backsolve method to the Company’s Series B convertible preferred stock financing completed in July 2018. In that OPM backsolve method, the estimated time to liquidity was [* * *] years (excluding the IPO scenario), based on management’s best estimates of a liquidity event under this scenario, and applied a DLOM of [* * *]%, based on the Finnerty Put Option Analysis approach.

In determining the estimated enterprise value for the IPO scenario, the Company applied the guideline public company method, which analyzed market value of invested capital less cash of comparable publicly traded life sciences companies. For the IPO scenario, the Company estimated time to liquidity for the IPO as [* * *] years and applied a DLOM of [* * *]%, each of which was determined consistent with the methodology used for the alternative exit scenario above.

COMPARISON OF NOVEMBER 30, 2018 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriters. The Company’s most recent grants of stock options were for an

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

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aggregate of 2,585,900 shares made on December 14, 2018 with an exercise price of $2.38 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	feedback received from potential investors in mid-to-late December 2018 from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for a clinical stage pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the PWERM and OPM hybrid valuation method used by the Company to determine the Estimated Fair Value reflects the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the stay private scenario that was significantly lower than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the stay private scenario.

Notably, the November 30, 2018 valuation report estimated a fair value of the Company’s common stock on that date to be $[* * *] in the IPO scenario prior to applying a discount rate and DLOM, assuming the IPO occurred by February 26, 2019, which Estimated Fair Value is within the Preliminary Price Range.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

In conclusion, the Company respectfully submits that the difference between the valuation as of November 30, 2018 and the Preliminary Price Range is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Sheila Gujrathi, M.D., President and Chief Executive Officer, Gossamer Bio, Inc., 3013 Science Park Road, Suite 200, San Diego, California 92121, telephone (858) 684-1300, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush

of LATHAM & WATKINS LLP

cc:	Mark Brunhofer, Securities and Exchange Commission

Dorrie Yale, Securities and Exchange Commission

Sheila Gujrathi, M.D., Gossamer Bio, Inc.

Cheston J. Larson, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Crinetics Pharmaceuticals, Inc. with respect to this letter.